NO ACT

PE
12-21-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





11005731

February 14, 2011



Michael F. Lohr
Corporate Secretary
The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-14-11

Re: The Boeing Company
Incoming letter dated December 21, 2010

Dear Mr. Lohr:

This is in response to your letter dated December 21, 2010 concerning the shareholder proposal submitted to Boeing by Dyke R. Turner and David M. Gloger. We also have received a letter on the proponents' behalf dated January 12, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Bruce T. Herbert
Chief Executive
Newground Social Investment
2206 Queen Anne Ave N, Suite 402
Seattle, WA 98109

February 14, 2011

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: The Boeing Company
Incoming letter dated December 21, 2010

The proposal requests that Boeing prepare a report, updated semi-annually, disclosing its policies and procedures for political contributions and expenditures and its monetary and non-monetary political contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign.

We are unable to concur in your view that Boeing may exclude the proposal under rule 14a-8(i)(6). In our view, the company does not lack the power or authority to implement the proposal. Accordingly, we do not believe that Boeing may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Boeing may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, we are unable to conclude that Boeing's policies, practices and procedures compare favorably with the guidelines of the proposal such that Boeing has substantially implemented the proposal. Accordingly, we do not believe that Boeing may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Eric Envall
Attorney-Adviser

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Newground
Social Investment
2206 Queen Anne Ave N, Suite 402
Seattle, Washington 98109
www.newground.net
(206) 522-1944

**VIA ELECTRONIC DELIVERY**
to: ShareholderProposals@sec.gov

Wednesday, January 12, 2011

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

**Re: Shareholder proposal submitted to The Boeing Company by Dyke R. Turner and David M. Gloger**

Ladies and Gentlemen,

By letter dated December 21, 2010, The Boeing Company ("Boeing" or the "Company") asked that the Office of the Chief Counsel of the Division of Corporation Finance confirm that it will not recommend enforcement action if Boeing omits a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by Dyke R. Turner and David M. Gloger (the "Proponents").

The Proposal requests that Boeing provide a report (the "Report"), updated semi-annually, that discloses **(a)** Boeing's policies and procedures for political contributions and expenditures (direct and indirect) made with corporate funds; and **(b)** monetary and non-monetary contributions and expenditures used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda.

Boeing makes two claims that it may exclude the Proposal, **[A]** in reliance on (a) Rule 14a-8(i)(10), as substantially implemented; and **[B]** in reliance on (ii) Rule 14a-8(i)(6), as beyond the Company's power or authority to implement.

Because Boeing has not met its burden of proving that it is entitled to rely on either of these exclusions, the Proponents respectfully request that Boeing's request for relief be denied.

*continued on next page...*

The Proposal clearly asks for disclosure of all direct and indirect political contributions and expenditures; Boeing, by its own admission, has implemented only that portion of the Proposal dealing with direct contributions and expenditures. As a result, its political spending disclosure likely understates the full amount of direct and indirect spending. Moreover, indirect contributions and expenditures pose special challenges for companies and their shareholders because conduit organizations may use funds in ways not contemplated or desired by corporate donors. From a shareholder perspective, contributions via conduit organizations frustrate shareholders' efforts to monitor political giving to ensure that it is in the best interests of companies and not driven by personal preferences of management. Accordingly, Boeing should not be considered to have substantially implemented the Proposal.

---

**[B] Boeing Does Not Lack the Power or Authority to Implement the Portion of the Proposal that Requests Disclosure of Indirect Political Contributions and Expenditures.**

Boeing contends that it lacks the power or authority to implement the Proposal, justifying exclusion in reliance on Rule 14a-8(i)(6), because it would require that third parties (i.e., trade associations and other conduit organizations) "produce non-public information relating to their use of funds." Because Boeing can determine the portion of its payments to trade associations that are used for political purposes, and disclose that information to shareholders, this claim is meritless.

Political expenditures made by trade associations and other tax-exempt organizations would not have been tax-deductible if made directly by their members, although trade association dues generally are deductible. To assist members in complying with tax rules, a trade association has two choices:

- First, it can give a member at the time dues are assessed a "reasonable estimate" of the amount of dues that will be used for political purposes. (See 26 U.S.C. section 6033(e)(1)(a)(ii)). The member can then adjust the amount of dues it deducts from its own income.
- Alternatively, the trade association can absorb the member's tax liability itself, by paying tax (sometimes referred to as a "proxy tax") at the highest corporate rate on the amount spent for political purposes. (See 26 U.S.C. section 6033(e)(2)(A))

If the trade association elects to pay the proxy tax rather than inform members of the proportion of dues used for political purposes, it is still possible to determine the approximate amount of dues and other payments used for political purposes. First, as a member or donor, a company could simply ask the organization to disclose that information. As discussed more fully below, some companies do just that.

Second, the approximate amount can be derived as follows: Tax-exempt organizations file Form 990s with the Internal Revenue Service. Each Form 990 reports both the total amount of dues, assessments and similar payments received and the amount spent for political purposes. The second number can be divided by the first to arrive at the proportion of money received that was used for political expenditures. A company

Michael F. Lohr
Vice President &
Assistant General Counsel
and Corporate Secretary

The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596



December 21, 2010

**BY EMAIL**
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

**Re: Shareholder Proposal Concerning Disclosure of Political Contributions by Dyke R. Turner and David M. Gloger for Inclusion in The Boeing Company 2011 Proxy Statement**

Dear Sir or Madam:

On November 12, 2010, The Boeing Company ("Boeing," the "Company," "we" or "us") received a shareholder proposal and statements in support thereof (the "Proposal") from Dyke R. Turner and David M. Gloger (the "Proponents"), for inclusion in the proxy statement to be distributed to the Company's shareholders in connection with its 2011 Annual Meeting of Shareholders (the "Proxy Materials"). Copies of the Proposal and all related correspondence are attached to this letter as **Exhibit A**. The Company believes that it may properly omit the Proposal from the Proxy Materials for the reasons discussed below, and we request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the Proposal from the Proxy Materials for the reasons set forth below.

The Company intends to file the definitive Proxy Materials on or about March 18, 2011. In accordance with Staff Legal Bulletin No. 14D, this letter and its attachments are being transmitted by electronic mail. A copy will also be sent to the Proponent.

**THE PROPOSAL**

The Proposal relates to disclosure of political contributions and states, in relevant part:

> *Resolved: That the shareholders of Boeing ("Company") hereby request that the Company*

*provide a report, updated semi-annually, disclosing the Company's:*

1. *Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.*

2. *Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda. The report shall include:*



   a. *An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and*

   b. *The title(s) of the person(s) in the Company who participated in making the decisions to make the political contribution or expenditure.*

**BASES FOR EXCLUSION**

**I. BOEING MAY EXCLUDE THE PROPOSAL FROM THE PROXY MATERIALS PURSUANT TO RULE 14A-8(I)(10) BECAUSE BOEING HAS SUBSTANTIALLY IMPLEMENTED THE PROPOSAL**

During 2010, Boeing completed a review of its political contributions disclosure policies and practices. Following this review, Boeing's Board of Directors directed senior management to disclose additional information about Boeing's corporate political contributions on Boeing's public website, www.boeing.com. The Company posted these additional disclosures on its website earlier this year and intends to update the information on a regular basis. As a result, we believe that our website now contains information that substantially implements each element of the Proposal.

Rule 14a-8(i)(10) permits an issuer to omit a shareholder proposal if the company has already "substantially implemented the proposal." The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 34-12598 (July 7, 1976). Therefore, when a company demonstrates that it has already taken actions to implement each element of a proposal, the Staff has determined that the proposal has been "substantially implemented" and may be excluded. See, e.g., *Exxon Mobil Corp.* (Jan. 24, 2001); *The Gap, Inc.* (Mar. 8, 1996). The Staff has stated that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). Differences between a company's actions and a shareholder proposal are permitted so long as the company's actions satisfactorily address the proposal's essential objective. See, e.g., *PG&E Corporation* (Mar. 10, 2010); *Exelon Corporation* (February 26, 2010); *Exxon Mobil Corporation* (Mar. 23, 2009) (the Staff holding in each case that the shareholder proposal requesting disclosure of political contributions was properly excludable pursuant to Rule 14a-8(i)(10) when the company's website contained information that addressed a substantial proportion of the topics addressed in the shareholder proposal).


BOEING

Set forth below is an item-by-item analysis of the Proposal (Proposal text in italics), together with a description of how the Company's current practices substantially implement the objective of each item:

> *Resolved: That the shareholders of Boeing ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:*
>
> 1. *Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.*

Boeing's policies and procedures for political contributions and expenditures with corporate funds are set forth on our political expenditures homepage, which is easily accessible either using the "Government Operations" tag on the "About Us" section of www.boeing.com or by searching for "political contributions" at any page on www.boeing.com:

http://www.boeing.com/aboutus/govt_ops/pol_expend.html

> 2. *Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda. The report shall include:*
>
> a. *An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for*

*political contributions or expenditures as described above; and*

An itemized report of Boeing's corporate political expenditures made in 2009, including the identity of each recipient and the amount paid to each such recipient, is set forth on Boeing's corporate political expenditures summary page:


BOEING

http://www.boeing.com/aboutus/govt_ops/docs/2009_corp_pol_expend.pdf

In addition, an itemized report of political contributions made in 2009 by Boeing's Political Action Committee ("BPAC"), including the identity of each recipient and the amount paid to each such recipient, is set forth on BPAC's Political Expenditures summary page:

http://www.boeing.com/aboutus/govt_ops/docs/2009_bpac_pol_expend.pdf

Boeing intends to update its disclosures to include 2010 expenditures as soon as practicable following the end of the year.

*b. The title(s) of the person(s) in the Company who participated in making the decisions to make the political contribution or expenditure.*

The information requested by this item is disclosed on the following page on our website:

http://www.boeing.com/aboutus/govt_ops/pol_expend.html

As disclosed on the website, the Company makes corporate political contributions in state and local elections up to an amount authorized by the Board of Directors, in compliance with applicable laws and regulations. Authority to approve political contributions has been delegated by the Board of Directors to the Chief Executive Officer who, in turn, has delegated authority to approve specific contributions to Boeing's Senior Vice President, Government Operations. All political contributions are recommended by the Government Operations organization and are reviewed for compliance by the Vice President and Assistant General Counsel, Government Operations and an outside firm before they are presented to the Senior Vice President, Government Operations. Also as disclosed on our political expenditures homepage, BPAC, the voluntary, nonpartisan political action committee established by Boeing, is governed by a committee of Boeing employees.

As set forth above, Boeing has already provided the information that is requested in the Proposal on its website. Consequently, like the proposals in *PG&E Corporation*, *Exelon Corporation* and *Exxon Mobil Corporation*, the Proposal should be excludable pursuant to Rule 14a-8(i)(10).

## II. BOEING MAY EXCLUDE THE PROPOSAL FROM THE PROXY MATERIALS PURSUANT TO RULE 14A-8(I)(6) BECAUSE BOEING LACKS THE POWER AND AUTHORITY TO IMPLEMENT THE PROPOSAL

As described in Part I of this letter, Boeing has substantially implemented the Proposal. The only aspect of the Proposal that Boeing arguably has not implemented relates to the reference to "indirect" contributions, which could be read to require disclosure of political contributions made by third parties using association membership dues, supplier payments or other funds paid by Boeing, the production of which information Boeing lacks the power to compel. Under Rule 14a-8(i)(6), a proposal is excludable if the company lacks the power or authority to implement such proposal. The Staff has acknowledged that exclusion under Rule 14a-8(i)(6) may be justified where implementing the proposal would require intervening actions by independent third parties. *See* Securities Exchange Act Release No. 34-40018 (May 21, 1998). The Staff has consistently permitted the exclusion of stockholder proposals pursuant to Rule 14a-8(i)(6) where the proposal requires third party action or consent for their implementation. See *Catellus Development Corporation* (Mar. 3, 2005) (proposal that company take certain actions related to property it no longer owned); *SCEcorp* (Dec. 20, 1995) (proposal that unaffiliated fiduciary trustees amend voting agreements); and *American Home Products Corp.* (February 3, 1997) (proposal that company provide certain warnings on its contraceptive products that were subject to government oversight and regulatory approval).


BOEING

Although not directly contained within the resolution on which shareholders are asked to vote, the penultimate paragraph of the supporting statement of the Proposal indicates "In many cases, even management does not know how trade associations use [Boeing's] money politically." Like the proposals in *Catellus Development Corporation*, *SCEcorp* and *American Home Products Corp.*, the Proposal could be read to require that a third party take certain intervening actions (*i.e.*, demand that third parties produce non-public information relating to their use of funds). Boeing has no right to dictate that any third party, e.g., a trade association of which Boeing is a member, commit to report to Boeing the use of such funds. Consequently, like the proposals in *Catellus Development Corporation*, *SCEcorp* and *American Home Products Corp.*, the Proposal should (to the extent the Proposal is read to require disclosures of contributions made by third parties) be excludable pursuant to Rule 14a-8(i)(6) because Boeing does not have the authority to implement this aspect of the Proposal.

* * *

For the foregoing reasons, we believe the Proposal in its entirety may be omitted from the Proxy Materials and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded.

Should you have any questions regarding any aspect of this matter or require any additional information, please call me at (312) 544-2802.

Very truly yours,




BOEING

Michael F. Lohr
Corporate Secretary

Enclosures

cc: Dyke R. Turner
David M. Gloger
Bruce T. Herbert

**Exhibit A**

The Proposal and All Related Correspondence


BOEING

Newground
Social Investment
2206 Queen Anne Ave N, Suite 402
Seattle, Washington 98109
www.newground.net
(206) 522-1944

**VIA OVERNIGHT DELIVERY
AND ELECTRONIC DELIVERY**

Friday, November 12, 2010

Michael F. Lohr
Corporate Secretary and Assistant General Counsel
The Boeing Company
100 North Riverside Plaza
311A1, MC 5003-1001
Chicago, Illinois 60606-1596

**Re: Co-Filing of Shareholder Proposal on Disclosure of Contributions**

Dear Mr. Lohr:

Newground Social Investment and its clients monitor the social and financial implications of the policies and practices of companies in which we invest, thereby seeking to create higher levels of social, economic, and environmental wellbeing.

Therefore, on behalf of our client David M. Gloger, please find the enclosed resolution that is co-filed with Dyke R. Turner for consideration and action by stockholders at the next annual meeting, and for inclusion in the proxy statement in accordance with Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. We would appreciate your indicating in the proxy statement that '*Investor Voice*' is the sponsor of this resolution.

Mr. Gloger is the beneficial owner of 100 shares of common stock that he has held for many years. A representative of the filers will attend the stockholders meeting to move the resolution as required by SEC rules, and Mr. Gloger will continue to hold the requisite quantity of shares in the company through the time of the annual stockholders meeting. A letter of verification confirming Mr. Gloger's ownership is available upon request.

We have appreciated our past dialogue, and hope that additional positive steps in this regard could result in an understanding under which the resolution may be withdrawn.

Thank you for your consideration of this matter.

Sincerely,



Bruce T. Herbert | AIF
Chief Executive | ACCREDITED INVESTMENT FIDUCIARY

cc: David M. Gloger
Interfaith Center on Corporate Responsibility (ICCR)
Securities and Exchange Commission

enc: Shareholder Proposal on Disclosure of Political Activity

# DISCLOSURE OF POLITICAL ACTIVITY AT BOEING

**RESOLVED:** That the shareholders of Boeing ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.
2. Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda. The report shall include:
   - **a.** An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and
   - **b.** The title(s) of the person(s) in the Company who participated in making the decisions to make the political contribution or expenditure.

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the Company's website.

**STOCKHOLDER SUPPORTING STATEMENT**

As long-term shareholders of Boeing, we support transparency and accountability in corporate spending on political activities. These include any activities considered intervention in any political campaign under the Internal Revenue Code, such as direct and indirect political contributions to candidates, political parties, or political organizations; independent expenditures; or electioneering communications on behalf of federal, state or local candidates.

Disclosure is consistent with public policy, in the best interest of the company and its shareholders, and critical for compliance with federal ethics laws. Moreover, the Supreme Court's *Citizens United* decision recognized the importance of political spending disclosure for shareholders when it said "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages." Gaps in transparency and accountability may expose the company to reputational and business risks that could threaten long-term shareholder value.

Boeing contributed at least $3.4 million in corporate funds since the 2002 election cycle.
– Congressional Quarterly: http://moneyline.cq.com/pml/home.do
– National Institute on Money in State Politics: http://www.followthemoney.org/index.phtml

However, relying on publicly available data does not provide a complete picture of the Company's political expenditures. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In many cases, even management does not know how trade associations use our company's money politically. The proposal asks the Company to disclose all of its political spending, including payments to trade associations and other tax exempt organizations for political purposes. This would bring our Company in line with a growing number of leading companies, including Aetna, American Electric Power and Microsoft that support political disclosure and accountability and present this information on their websites.

The Company's Board and its shareholders need complete disclosure to be able to fully evaluate the political use of corporate assets. Thus, we urge your support for this critical governance reform.

~ ~ ~

**Newground**
Social Investment

2206 Queen Anne Ave N, Suite 402
Seattle, Washington 98109

www.newground.net
(206) 522-1944

**VIA OVERNIGHT DELIVERY**
**ELECTRONIC DELIVERY**
**AND FACSIMILE**

Friday, November 12, 2010

Michael F. Lohr
Corporate Secretary and Assistant General Counsel
The Boeing Company
100 North Riverside Plaza
311A1, MC 5003-1001
Chicago, Illinois 60606-1596

**Re: Shareholder Proposal on Disclosure of Contributions**

Dear Mr. Lohr:

Newground Social Investment and its clients monitor the social and financial implications of the policies and practices of companies in which we invest, thereby seeking to create higher levels of social, economic, and environmental wellbeing.

Therefore, on behalf of our client Dyke R. Turner, please find the enclosed resolution that we submit for consideration and action by stockholders at the next annual meeting, and for inclusion in the proxy statement in accordance with Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. We would appreciate your indicating in the proxy statement that '*Investor Voice*' is the sponsor of this resolution.

Mr. Turner is the beneficial owner of more than 145 shares of common stock that he has held for many years. A letter of verification confirming Mr. Turner's ownership is attached. A representative of the filers will attend the stockholders meeting to move the resolution as required by SEC rules, and Mr. Turner will continue to hold the requisite quantity of shares in the company through the time of the stockholders meeting.

We have appreciated our past dialogue, and hope that additional positive steps in this regard could result in an understanding under which the resolution may be withdrawn.

Thank you for your consideration of this matter.

Sincerely,



Bruce T. Herbert | AIF
Chief Executive | ACCREDITED INVESTMENT FIDUCIARY

cc: Dyke R. Turner
Interfaith Center on Corporate Responsibility (ICCR)
Securities and Exchange Commission

enc: Shareholder Proposal on Disclosure of Political Activity

# DISCLOSURE OF POLITICAL ACTIVITY AT BOEING

**RESOLVED:** That the shareholders of Boeing ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda. The report shall include:

   a. An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and

   b. The title(s) of the person(s) in the Company who participated in making the decisions to make the political contribution or expenditure.

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the Company's website.

**STOCKHOLDER SUPPORTING STATEMENT**

As long-term shareholders of Boeing, we support transparency and accountability in corporate spending on political activities. These include any activities considered intervention in any political campaign under the Internal Revenue Code, such as direct and indirect political contributions to candidates, political parties, or political organizations; independent expenditures; or electioneering communications on behalf of federal, state or local candidates.

Disclosure is consistent with public policy, in the best interest of the company and its shareholders, and critical for compliance with federal ethics laws. Moreover, the Supreme Court's *Citizens United* decision recognized the importance of political spending disclosure for shareholders when it said "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages." Gaps in transparency and accountability may expose the company to reputational and business risks that could threaten long-term shareholder value.

Boeing contributed at least $3.4 million in corporate funds since the 2002 election cycle.
– Congressional Quarterly: http://moneyline.cq.com/pml/home.do
– National Institute on Money in State Politics: http://www.followthemoney.org/index.phtml

However, relying on publicly available data does not provide a complete picture of the Company's political expenditures. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In many cases, even management does not know how trade associations use our company's money politically. The proposal asks the Company to disclose all of its political spending, including payments to trade associations and other tax exempt organizations for political purposes. This would bring our Company in line with a growing number of leading companies, including Aetna, American Electric Power and Microsoft that support political disclosure and accountability and present this information on their websites.

The Company's Board and its shareholders need complete disclosure to be able to fully evaluate the political use of corporate assets. Thus, we urge your support for this critical governance reform.

~ ~ ~

charles SCHWAB
ADVISOR SERVICES

November 11, 2010

Bruce T. Herbert
Newground Social Investment
2206 Queen Anne Ave. N. Suite 402
Seattle, WA. 98109

**Re: Verification of Boeing Company shares**
**For Dyke Richard Turner**

To Whom It May Concern:

This letter is to verify that Dyke Turner has continuously held 145 Shares of common stock of Boeing Company on the books of Charles Schwab since 2/8/1999.

Sincerely,



Max McBride
Institutional Services Specialist



**Gregory C. Vogelsperger**
Chief Counsel - Securities, Finance &
Governance & Assistant Corporate Secretary
Office of the General Counsel
The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596

November 15, 2010

**VIA OVERNIGHT COURIER**

Mr. David A. Gloger
% Mr. Bruce T. Herbert
Newground Social Investment
2206 Queen Anne Ave N, Suite 401
Seattle, WA 98109

**Re: Shareholder Proposal Regarding Special Shareowner Meetings**

Dear Mr. Gloger:

On Friday, November 12, 2010, we received your shareholder proposal regarding disclosure of political contributions at Boeing.

The purpose of this letter is to notify you that we have not received sufficient proof that you have continuously held at least $2,000 in market value of The Boeing Company's common stock for at least one year as of the date you submitted the proposal, as required by Proxy Rule 14a-8(b).

Our search of the database of our registered shareholders shows that you are not a registered shareholder. Proxy Rule 14a-8(b)(2) requires that you, as a non-registered shareholder or "beneficial holder," demonstrate your eligibility to submit a shareholder proposal by submitting to us a written statement from the "record holder" (usually a banker or broker) verifying that you have continuously held the requisite number of securities for at least one year prior to the time you submitted the proposal.

Your response must be postmarked or transmitted electronically with the appropriate documentation within 14 days of receipt of this letter, the response timeline imposed by Proxy Rule 14a-8(f). For your reference, I have enclosed a copy of Proxy Rule 14a-8 with this letter. Please address your response to me at the address on this letter. Alternatively, you may transmit your response by facsimile to me at (312) 544-2829.

Sincerely yours,

Gregory C. Vogelsperger
Chief Counsel, Securities, Finance and Governance

enclosure
cc: Bruce T. Herbert

charles SCHWAB
ADVISOR SERVICES

November 30, 2010

Bruce T. Herbert
Newground Social Investment
2206 Queen Anne Ave. N, Suite 402
Seattle, WA. 98109

**Re: Verification of Boeing Company shares**
**For David M. Gloger**

To Whom It May Concern:

This letter is to verify that David M. Gloger has continuously held 100 shares of common stock of the Boeing Company on the books of Charles Schwab since 1/1/1993.

Sincerely,



Max McBride
Institutional Services Specialist